Exhibit 99.4

FF304 Page 1 of 7 v 1.2.4 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: New Submission Name of Issuer: Zhihu Inc. Date Submitted: 02 June 2023 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 11) Yes Stock code (if listed) 02390 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 31 May 2023 300,755,702 1). Repurchase of shares (or other securities) but not cancelled Date of changes 28 March 2023 316,041 0.0989% % 2). Repurchase of shares (or other securities) but not cancelled Date of changes 29 March 2023 104,678 0.0328% % 3). Repurchase of shares (or other securities) but not cancelled Date of changes 05 April 2023 30,764 0.0096% % 4). Repurchase of shares (or other securities) but not cancelled Date of changes 12 April 2023 124,296 0.0389% %

FF304 Page 2 of 7 v 1.2.4 5). Repurchase of shares (or other securities) but not cancelled Date of changes 13 April 2023 46,245 0.0145% % 6). Repurchase of shares (or other securities) but not cancelled Date of changes 14 April 2023 53,855 0.0169% % 7). Repurchase of shares (or other securities) but not cancelled Date of changes 17 April 2023 67,849 0.0212% % 8). Repurchase of shares (or other securities) but not cancelled Date of changes 18 April 2023 112,827 0.0353% % 9). Repurchase of shares (or other securities) but not cancelled Date of changes 19 April 2023 114,894 0.0359% % 10). Repurchase of shares (or other securities) but not cancelled Date of changes 20 April 2023 115,675 0.0362% % 11). Repurchase of shares (or other securities) but not cancelled Date of changes 21 April 2023 116,824 0.0366% % 12). Repurchase of shares (or other securities) but not cancelled Date of changes 24 April 2023 110,650 0.0346% % 13). Repurchase of shares (or other securities) but not cancelled Date of changes 25 April 2023 122,856 0.0384% % 14). Repurchase of shares (or other securities) but not cancelled Date of changes 26 April 2023 136,948 0.0428% % 15). Repurchase of shares (or other securities) but not cancelled 137,357 0.043% %

FF304 Page 3 of 7 v 1.2.4 Date of changes 27 April 2023 16). Repurchase of shares (or other securities) but not cancelled Date of changes 28 April 2023 108,691 0.034% % 17). Repurchase of shares (or other securities) but not cancelled Date of changes 01 May 2023 102,535 0.0321% % 18). Repurchase of shares (or other securities) but not cancelled Date of changes 02 May 2023 136,890 0.0428% % 19). Repurchase of shares (or other securities) but not cancelled Date of changes 03 May 2023 140,205 0.0439% % 20). Repurchase of shares (or other securities) but not cancelled Date of changes 04 May 2023 128,969 0.0404% % 21). Repurchase of shares (or other securities) but not cancelled Date of changes 05 May 2023 137,885 0.0431% % 22). Repurchase of shares (or other securities) but not cancelled Date of changes 08 May 2023 142,896 0.0447% % 23). Repurchase of shares (or other securities) but not cancelled Date of changes 09 May 2023 15,674 0.0049% % 24). Repurchase of shares (or other securities) but not cancelled Date of changes 26 May 2023 300,621 0.0941% % 25). Repurchase of shares (or other securities) but not cancelled Date of changes 30 May 2023 370,951 0.1161% %

FF304 Page 4 of 7 v 1.2.4 26). Repurchase of shares (or other securities) but not cancelled Date of changes 31 May 2023 211,616 0.0662% % 27). Repurchase of shares (or other securities) but not cancelled Date of changes 01 June 2023 233,770 0.0731% % Closing balance as at (Note 8) 01 June 2023 300,755,702

FF304 Page 5 of 7 v 1.2.4 The above repurchases of American depository shares were conducted on the New York Stock Exchange in the U.S. time of the relevant dates of changes. Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 Page 6 of 7 v 1.2.4 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 7 of 7 v 1.2.4 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note) Yes Stock code (if listed) 02390 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 01 June 2023 233,770 On another stock exchange New York Stock Exchange USD 2.14 USD 1.98 USD 487,083 Total number of securities purchased 233,770 Total paid $ USD 487,083 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 46,100 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue 0.014 % We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 19 May 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange. Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. Submitted by: Henry Dachuan SHA (Name) Title: Director (Director, Secretary or other Duly Authorised Officer)